Exhibit 12

	October 31,
	2007	2008	2009	2010	2011

(Loss) earnings:
(Loss) income before income taxes	$70,680	$(466,787)	$(496,465)	$(117,187)	$(29,366)
Interest expense	102,652	89,300	96,727	106,997	80,282
Rent expense	4,252	4,070	3,066	2,890	2,343
Amortization	1,102	1,380	1,239	1,374	1,347

	$178,686	$(372,037)	$(395,433)	$(5,926)	$54,606

Fixed charges:
Homebuilding
Interest incurred	$136,758	$116,340	$118,026	$114,975	$114,761
Rent expense	4,252	4,070	3,066	2,890	2,343
Amortization	1,102	1,380	1,239	1,374	1,347

	$142,112	$121,790	$122,331	$119,239	$118,451

Ratio	1.26	(a)	(a)	(a)		(a)

(a)	For the twelve-month periods ended October 31, 2011, 2010, 2009 and 2008, our earnings were not sufficient to cover fixed charges by approximately $63.8 million, $125.2 million, $517.8 million and $493.8 million, respectively.